UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41324

AKANDA CORP.

(Name of registrant)

c/o Gowling WLG

100 King St. W, Suite 1600

Toronto, ON M5X 1G5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Effective as of September 3, 2026, Katie Field, the Interim CEO and Executive Director of Akanda Corp. (the “Company”), resigned from all of her positions with the Company and its subsidiaries. The resignation was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Subsequent to her resignation, on September 9, 2026, the Company entered into a month-to-month consulting agreement with an affiliate of Ms. Fields for it to provide certain administrative, consulting and advisory services as requested by the Company from time to time in connection with the Company’s business.

Also effective as of September 3, 2026, the Company’s Board of Directors appointed Christopher Cooper, an existing director of the Company and the President of its First Towers and Fiber Corp. subsidiary (“First Towers”), as the Company’s new Chief Executive Officer.

Mr. Cooper, age 56, has served as a director of the Company since April 2024. Mr. Cooper has over 20 years of business experience in corporate development, senior management, finance and operations, in both the private and public sectors. His experience includes spearheading growth strategies, financial reporting, quarterly and annual budgets, overseeing corporate administration, while achieving company objectives and maintaining internal cost controls. Mr. Cooper’s current primary occupation is as a business consultant, and he serves as the president of Number 2 Capital Corp. He is also a co-founder and director of First Towers. Mr. Cooper has been serving as a director and CEO of Reparo Energy Partners Corp. since 2003, a director and CFO of Sweet Earth Holdings Corp since 2020, and an officer of Navco Pharmaceuticals Inc. since 2023. He was the interim CEO of Shuttle Pharmaceuticals Holdings Inc. (Nasdaq: SHPH) since March 2025 and became its Co-CEO in May 2026. Mr. Cooper presently serves as a director of the following publicly traded companies: Planet Ventures Inc., Coloured Ties Capital, Manning Ventures Inc., Xcite Resources Inc., Atco Mining Inc., Starlo Ventures Ltd., American Salars Lithium Inc., and Goldhaven Resources Corp. He has previously been a director of Bullion Gold Resources Corp., StartMonday Technology Corp., Anthem United Inc., Aroway Energy Inc., Edge Resources Inc., Fusion Gold Ltd., Harry Manufacturing Inc., Inform Resources Corp., Leocor Ventures Inc., Magnitude Mining Ltd., Valens Groworks Corp., Level 14 Ventures Ltd., New Leaf Ventures Inc., Savannah Minerals Corp., Global Helium Corp., and Spod Lithium Corp. Mr. Cooper was also a director of Counterpath Corporation (Nasdaq: CPAH) from 2005 to 2021, a Nasdaq listed company which was acquired by Alianza, Inc. in March 2021 for USD$25.6 million. Mr. Cooper was a director of Alpha Lithium Corporation from 2018 to 2023, which was acquired by Tecpetrol in October 2023 for approximately CAD$313 million. Mr. Cooper received his Bachelor of Business Administration from Hofstra University and his Master’s in Business Administration from Dowling College in New York.

Mr. Cooper is not currently a party to any employment agreement with the Company or any of its subsidiaries. However, he does receive compensation as the President of First Towers, which in the fiscal year ended December 31, 2025 aggregated $196,000, and which accrues at a rate of CAD$5,000 per month.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: September 9, 2026	By:	/s/ Christopher Cooper
		Name:	Christopher Cooper
		Title:	Chief Executive Officer and Director